02046666

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E. 6/30/02

RECEIVED SEP 20 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

PROCESSED SEP 24 2002 THOMSON FINANCIAL

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

TABLE OF CONTENTS

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r f BC-AimGlobal-restruction 06-28 2059
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
AimGlobal Technologies announces restructuring update

AMEX & TSE: AGT

TORONTO, June 28 /CNW/ - AimGlobal Technologies Company Inc. (TSE/AMEX:AGT) today announced an update on the Company and the progress of its restructuring program, launched in June 2001. The Company reported that much had been accomplished towards the plan's objective of bringing the Company to profitability while maintaining a focus on meeting the needs and expectations of its customers.

The Company identified three primary components of its restructuring plan: (1) refinancing of its bank debt from the Canadian Imperial Bank of Commerce (CIBC), (2) establishing a mechanism to compromise certain creditor claims (primarily related to the defaulted order of a former customer, Cell-Loc Corporation) and (3) rationalizing company manufacturing operations, reducing overhead and carrying out other cost reduction initiatives.

According to AimGlobal, it accomplished the first of these elements when an Indianapolis, Indiana based merchant bank, Valtec Capital Corporation, purchased CIBC's debt. In connection with this transaction, Valtec secured the right to convert its debt into controlling equity of the company, subject to shareholder approval. Mr. deJaray, Chairman of the Board, stated, "Valtec has taken the time to gain an intimate understanding of our business and the industry and the opportunities the marketplace offers. We greatly appreciate their commitment to supporting the efforts of management to bring success to AimGlobal."

AimGlobal stated that its operational restructuring plan focuses on reaching profitability by reducing costs, reducing inventory, cutting overhead to lower the breakeven point, improving capacity utilization and increasing efficiency. As part of this program, the Company on May 24, 2002 completed the sale of its west coast operating assets for approximately $1,750,000. This transaction leaves the Company with North American manufacturing operations in Kanata, Ontario, Brockville, Ontario and Ogdensburg, New York. The Company also is in the process of moving its corporate functions to its eastern facilities.

The Company was pleased to report that operating with a customer and earnings focus, revenues for the fiscal year ended March 31, 2002 can be expected to reach the $122 Million mark, with noticeably improved Contribution Margins of approximately 16% from operations. Revenue declined by approximately 20% while Contribution Margins improved by 26 points over the previous year, a valued accomplishment in the face of corporate difficulty, coupled with persistent marketplace and economic decline.

AimGlobal also announced the following changes to its board of directors. Mr. Sam Fleiser, who until recently served as Chief Restructuring Officer and interim President of the Company will be joining the board. Mr. Fleiser will be replacing Mr. Daniel Klausner, who is unable to sit as a Director of the Company due to conflicts with other business interests. Mr. Mel Gould has accepted an appointment as President of the Company and will stand for election as a member of the board at the Company's next General Meeting of Shareholders. Mr. Gould has served AimGlobal as Chief Operating Officer and has played a leading role in efforts to streamline the business and cut costs. Mr. deJaray, stated, "Expanding the breadth of our board and strengthening the professional guidance and governance of the Company, particularly with additions such as Mr. Fleiser and Mr. Gould, are part of next logical steps toward capturing our share of a considerable potential that exists for AimGlobal in today's growing market for electronic manufacturing services."

As part of its restructuring, the Company confirmed that its focus on economic improvement incorporated concentrating its production, administration and operations in New York, Ontario and China. The future success of the Company is entirely dependant upon profitability and its ability to provide high quality and cost effective electronic products to its customers through a perfected business model - maximized strategically, more for efficiency and effectiveness, and globally from the United States, Canada and overseas. The Company advised that Management, specialized manufacturing teams and specialists are completing a total consolidation and reorganization of the business, its production processes and excess capacity (once slated for growth) is being divested. The Company added that in accordance with its strategy and reorganization plans and a pressing necessity to access capital and promptly divest non-core assets that the sale of its west coast operations was completed with the benefit of involvement by the Chairman excising control, as guarantor/lender to the purchaser where, given their financial performance the guarantor may be required to acquire a beneficial interest in the shares of the purchaser, and as such constitutes a related party transaction. The transaction is exempt from minority approval and formal valuation requirements since the fair market value constituted less than 25% of the market capitalization of the Company. Independently, the Board reviewed and, in reliance upon a professional independent evaluation, approved the transaction. Demand pressure from CIBC and corresponding financial distress precluded the requisite 21 day advance disclosure of the completion of the sale.

Additionally, as a matter of record, AimGlobal confirmed that Mr. deJaray currently now has control over 2,515,600 shares, or 16.5% of the Company and that in additional support of Valtec, Mr. deJaray has provided voting control under an agreement with Valtec, and an escrow agreement for 1,046,000 shares of the Company. The Company confirmed this represents a change and reduction in Mr. deJaray's controlling share position from that which was formerly disclosed. Valtec will become the controlling shareholder upon its conversion.

Finally, the Company issued a Management Discussion and Analysis (MD&A) for the first Quarter ending June 30, 2001. The Company advised that in June 2001, new requirements were adopted for quarterly MD&A's. The Company had announced quarterly results just as the new requirement took effect and did not include an MD&A. The Company, in keeping with the requirement, and as a matter of 'housekeeping' is pleased to provide the MD&A for the First Quarter, ending June 30, 2001 as follows.

AimGlobal Technologies Company Inc.

Management's Discussion and Analysis of financial condition and results of operations

The following discussion and analysis provides a review of the operating results, financial position and liquidity, risk and industry trends affecting the financial results of AimGlobal Technologies Company Inc. ("AIM" or the "Company") for the period ended June 30, 2001. This commentary should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 and their accompanying notes (the "Consolidated Financial Statements").

The Company prepares its consolidated financial statements in accordance with accounting principles that are generally accepted in Canada.

Results of Operations

The Company's revenue and margins can vary from period to period as a result of the level of business volume, seasonality of demand, component supply availability, and the affects of the mix and volume of turnkey versus other sales and the mix of business between full systems assembly and printed circuit assemblies also affect revenue and margins levels.

AIM's contracts with key customers generally provide a framework for the Company's overall relationship with the customer. Actual production volumes are based on purchase orders for delivery of products. The Company's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in material costs and relative mix of value added products and services. The level and timing of the customer's orders will vary due to their efforts in balancing inventory and changes in demand for its products.

The Company reported an operating loss of $3.5 million for the first quarter ended June 30, 2001 and a net loss of $6.9 million. Included in the net loss is a structuring charge of $2.6 million comprising of employee severance, and provisions for closure of leased facilities.

Sales

Sales for the quarter ended June 30, 2001 were $32.5 million compared to $36.6 million for the same period ended June 30, 2000. The decrease is a result of an overall slowdown in the North American economy and electronics-manufacturing sector and the cancellation of customer orders.

Gross Profit

In the quarter ended June 30, 2001, gross profits decreased to $0.5 million or 1.4% from $4.5 million or 12.2% for the same period ended June 30, 2000. The decrease is a result of lower sales and higher operating costs in the period.

For the foreseeable future, gross margin is expected to depend primarily on product mix, production efficiencies, and utilization of manufacturing capacity, and pricing with the electronics industry. Changes in product mix and price erosion with the electronics industry could adversely effect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time, could possibly limit the Company's revenue growth and gross margins.

Selling, General and Administration Expenses

Selling, general and administration costs were $3.9 million in the quarter ended June 30, 2001 compared to $5.4 million in the same period in fiscal 2001. The decrease is attributed to the Company's efforts to reduce costs and realign its overall cost structure to support the level of sales expected for the current market conditions.

Amortization of Intangible Assets

Amortization of intangible assets was related to the goodwill from prior acquisitions. During fiscal 2001 goodwill was written down as a result of a permanent impairment of these assets.

Interest Expenses

Interest expense for the quarter ended June 30, 2001 was $555,000 compared to $357,000 for the same period ended June 30, 2000. These higher costs are a result of increase draws against the Company's operating line.

Other Income (Expenses)

Other income (expenses) are primarily a result of foreign exchange gains or losses.

Liquidity and Capital Resources

For the quarter ended June 30, 2001 cash used by operating activities was $2.8 million compared to $8.1 million in the same quarter of the previous year.

Financing activities for the quarter ended June 30, 2001 consisted of the repayment of bank indebtedness of $0.7 million, repayments of capital lease obligations of $1.1 million, and the repayment of outstanding long term debt in the amount of $0.3 million, resulting in cash used in financing activities of $2.1 million.

Investing activities for the quarter ended June 30, 2001 consisted of capital expenditures of $252,000.

In the short term the Company will generate the cash flow required to operate the business by improving its cash cycle. This will be done by reducing accounts receivable through improved collections and the reduction of inventory levels.

Terms of the bank loans contain various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the company to obtain the written consent of the bank before providing for the payment of any dividends or inter-company distributions, and incurring capital expenditures in excess of $10,000,000 in any year. At June 30, 2001, the Company was not in compliance with these covenants.

Future operations

The Company's ability to continue ongoing operations is dependant upon its ability to generate sufficient cash flow, obtain sufficient financing to fund its business to the point that it achieves profitable operations and the continued support of it's suppliers and lenders. The Company has implemented a restructuring plan to improve efficiency and competitiveness, and, as a result, profitability, and is actively seeking new sources of debt and equity financing. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities.

Safe Harbor Statement

Certain information in this press release contains "forward looking statements" within the meaning of the Securities Exchange Act of 1934, including those concerning the Company's future results and strategy. Actual results could differ from those in the forward looking statements due to a number of uncertainties, including, but not limited to, the demand for the Company's products and services; the size, timing and recognition of revenue from significant orders; increased competition, changes in Company strategy; product life cycles; the impact of rapid technological advances, evolving industry standards, changes in customer requirements, and fluctuations in foreign exchange rates.

The Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue. As a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

Full Financial Statements and Management Discussion and Analysis can be found at WWW.Sedar.com

%SEDAR: 00004308E

-0- 06/28/2002

/For further information: Contact: AimGlobal Technologies, Phone (604) 341-4440/

(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: British Columbia
IN: TLS
SU: RCN

-30-

CNW 23:39e 28-JUN-02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By:

Name: Warren H. Feder
Title: Chairman of the Board

83481.1